Alchemy Buffalo LLC

Profit and Loss
January - December 2021

	TOTAL
Income	
Discounts	-18,963.58
Refunds	-3,995.89
Sales- Alchemy	571,409.03
Total Income	**$548,449.56**
Cost of Goods Sold	
Cost of Goods Sold	
COGS- Bar	127,296.90
COGS- Food	81,291.67
Total Cost of Goods Sold	**208,588.57**
Total Cost of Goods Sold	**$208,588.57**
GROSS PROFIT	**$339,860.99**
Expenses	
Advertising & Marketing	7,381.07
Bank and Merchant Charges	4,492.84
Business Licenses and Permits	570.00
Car lease	2,039.76
Charity	720.00
Chase business card	0.00
Consulting & Business Services	2,970.70
Cost of Occupancy	
Cleaning, repairs & maintenance	15,740.88
Insurance	2,916.22
Rent	48,979.13
Utilities	13,706.85
Total Cost of Occupancy	**81,343.08**
Depreciation Expense	11,124.46
Hardware/software/online fees	4,616.50
Interest Paid	-986.29
Job Supplies	7,974.77
Bar Supplies	1,173.21
Kitchen Supplies	996.76
Other- office, general, etc.	1,199.54
Total Job Supplies	**11,344.28**
Other Business Expenses	
Meals & Entertainment	2,157.60
Total Other Business Expenses	**2,157.60**

Alchemy Buffalo LLC

Profit and Loss
January - December 2021

	TOTAL
Payroll Expenses	
Payroll Fees- Alchemy	2,208.78
Payroll Taxes- Alchemy	20,651.23
Salaries and Wages	99,273.25
Workers Comp	3,214.92
Total Payroll Expenses	**125,348.18**
PPP loan	
Taxes and Licenses	175.00
Trailer Expenses	17,523.72
Total Expenses	**$270,820.90**
NET OPERATING INCOME	**$69,040.09**
Other Income	
PPP Loan Forgivness	31,216.50
Restaurant Grant	120,084.50
Total Other Income	**$151,301.00**
Other Expenses	
Ask My Accountant	0.00
Total Other Expenses	**$0.00**
NET OTHER INCOME	**$151,301.00**
NET INCOME	**$220,341.09**

Alchemy Buffalo LLC

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking xxx2934	0.00
Checking xxx6725	204,429.36
PPP	0.00
Tax Escrow xxx7046	874.82
Wine Shop xxx6832	0.00
Total Bank Accounts	**$205,304.18**
Other Current Assets	
Cash on Hand	1,000.00
Inventory	17,150.00
Total Other Current Assets	**$18,150.00**
Total Current Assets	**$223,454.18**
Fixed Assets	
Accumulated Depreciation	-79,779.46
Furniture and Equipment	49,104.80
Leasehold Improvements	29,700.00
Machinery & Equiptment	28,999.35
Total Fixed Assets	**$28,024.69**
TOTAL ASSETS	**$251,478.87**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Current Liabilities A/P	0.00
Total Accounts Payable	**$0.00**
Other Current Liabilities	
Anne- credit card	0.00
Bobby- credit card	0.00
Loan payable - Berkley Building	0.00
Loan payable- 4614	10,609.95
Loans from Shareholders	14,310.69
Nicole- credit card	3,475.14
Sales Tax Payable	2,742.00
Tax Escrow	0.00
Total Other Current Liabilities	**$31,137.78**
Total Current Liabilities	**$31,137.78**
Total Liabilities	**$31,137.78**

Alchemy Buffalo LLC

Balance Sheet

As of December 31, 2021

	TOTAL
Equity	
Opening Balance Equity	0.00
Retained Earnings	0.00
Shareholder Distributions	0.00
Net Income	220,341.09
Total Equity	**$220,341.09**
TOTAL LIABILITIES AND EQUITY	**$251,478.87**

Alchemy Buffalo LLC

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	220,341.09
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Cash on Hand	5,055.00
Inventory	-10,589.00
Loan payable- 4614	-89,939.05
Loans from Shareholders	657.69
Nicole- credit card	3,475.14
Sales Tax Payable	2,742.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-88,598.22**
Net cash provided by operating activities	**$131,742.87**
INVESTING ACTIVITIES	
Accumulated Depreciation	11,124.46
Furniture and Equipment	-844.80
Machinery & Equiptment	-8,012.00
Net cash provided by investing activities	**$2,267.66**
FINANCING ACTIVITIES	
Opening Balance Equity	-21,012.70
Retained Earnings	6,461.92
Shareholder Distributions	14,550.78
Net cash provided by financing activities	**$0.00**
NET CASH INCREASE FOR PERIOD	**$134,010.53**
Cash at beginning of period	71,293.65
CASH AT END OF PERIOD	**$205,304.18**